SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2013
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

March 15, 2013

Sony Corporation of America Announces Closing on Sale of 550 Madison Avenue Building

Sony Corporation of America (“SCA”), a wholly owned subsidiary of Sony Corporation (“Sony”), today announced that it has closed on the previously announced sale of its U.S. headquarters building, located at 550 Madison Avenue in New York City, to a consortium led by The Chetrit Group, a New York-based owner of commercial properties in New York City and other major US real estate markets.  As previously announced, the sale price was $1.1 billion.  After repaying debt related to the building and other transaction costs, Sony will receive net cash proceeds of approximately $770 million and expects to realize a gain on the sale of approximately $685 million to be recorded as operating income, both as previously announced.  SCA and other Sony businesses will remain in the building for up to three years under a leaseback arrangement with the purchaser.  Sony is currently reevaluating the impact of this sale and other factors on Sony’s forecast of the consolidated financial results for the fiscal year ending March 31, 2013.

(End of document)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

March 15, 2013